July 14, 2011

Via EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sempra Energy

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 1-14201

Form 8-K Filed May 9, 2011

Dear Mr. Thompson:

Following are our responses to the comments on the above-referenced filings in your letter dated May 25, 2011.  For your convenience, we have repeated the comments in bold type above each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

Capitalization

Total Capitalization and Debt-to-Capitalization Ratios

1.

We reviewed your response to comment two in our letter dated May 9, 2011. We acknowledge that non-controlling interests and debt of Otay Mesa Energy Center LLC are shown in the financial statements. However, we believe that “total capitalization” and “debt-to-capitalization ratios” are non-GAAP financial measures since they exclude these amounts. In this regard, non-controlling interests and debt of Otay Mesa Energy Center LLC are included in the most directly comparable ratio calculated and presented in accordance with GAAP. Refer to Item 10(e)(2)(i) of Regulation S-K. In addition, we acknowledge that the debt excluded from total capitalization and the debt-to-capitalization ratio is not a legal obligation of Sempra Energy or SDG&E, is not required to be cash settled by Sempra Energy or SDG&E and will not be cash settled by Sempra Energy or SDG&E. However, Otay Mesa Energy Center LLC is consolidated. As such, please explain in further detail why you are not prohibited from presenting these non-GAAP measures and why your current disclosure complies with Item 10(e) of Regulation S-K and Question 102.09 of the Compliance and Disclosure Interpretations regarding the use of Non-GAAP Financial Measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:   As discussed in our initial response, we excluded the debt and equity of Otay Mesa Energy Center LLC (a variable interest entity or VIE) from our computation of total capitalization and debt-to-capitalization for Sempra Energy after consideration of the unique facts and circumstances of this particular VIE, including that neither Sempra Energy nor SDG&E has investment in this VIE and that the VIE’s debt is non-recourse to us.  Our exclusion of the VIE amounts was intended to provide the computation of total capitalization and the debt-to-capitalization ratios most relevant to our investors and other financial statement users. We also considered that our debt covenants, as defined in our credit facility agreements, exclude amounts related to this VIE. Question 102.09 of the Compliance and Disclosure Interpretations regarding the use of Non-GAAP Financial Measures (Question 102.09) indicates that under this circumstance, presentation of a non-GAAP financial measure may be permissible. However, we understand the concern that the exclusion resulted in a ratio that is considered to be a non-GAAP financial measure that was not clearly reconciled to the ratio using the relevant GAAP amounts.  We also understand that presentation of the ratio is not required disclosure. In future filings, should we still consider the exclusion of the VIE amounts to be meaningful to our investors and we continue to provide the ratios excluding such amounts, we will use an appropriate caption for the non-GAAP disclosure and provide the non-GAAP disclosures required by Item 10(e)(1)(i) of Regulation S-K and the disclosure suggested by Question 102.09 concerning our credit agreements and related debt covenants.

Form 8-K Filed May 9, 2011

Exhibit 99.1

2.

The percentage increase in first-quarter earnings per share of Sempra Energy excluding the 2010 litigation settlement appears to be a non-GAAP financial measure. Please tell us your consideration of providing the disclosures required by of Item 10(e) of Regulation S-K. Please refer to instruction two of Item 2.02 of Form 8-K and Item 10(e) of Regulation S-K.

Response:   Exhibit 99.1 to our Form 8-K filed May 9, 2011 contained Sempra Energy’s press release announcing our first quarter earnings. The results for 2010 included a large charge, $96 million after-tax, related to a litigation settlement. This charge reduced 2010 earnings per share by $0.38. Earnings per share in the first quarter of 2011 increased by $0.65 per share compared to the same period of 2010, including the negative impact of the $0.38 in 2010. Our primary concern in the press release was to make it clear that the comparison of 2011 to 2010 reflected the negative impact of the 2010 settlement. We did not provide earnings per share for 2010 excluding the litigation charge, as we understand it clearly to be a non-GAAP measure. However, we did indicate that “Excluding the 2010 litigation charge, the 2011 earnings per share increased 34 percent from last year.” This sentence was provided after providing GAAP earnings per share for each quarter, and the earnings per share represented by the litigation charge. We understand this percentage increase is considered to be a non-GAAP financial measure. We believe the percent change disclosure, when presented with the text information provided in the first three sentences of the press release, is clearly understandable and reconcilable to the most directly comparable GAAP financial measure, as required by Item 10(e)(1)(i)(B) of Regulation S-K.  However, when providing similar non-GAAP information in future filings, we will provide a statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors, in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

In addition to the foregoing responses, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 619-696-4576 (jhouseholder@sempra.com) or Bruce Folkmann, Sempra Energy’s Assistant Controller at 619-696-4661 (bfolkmann@sempra.com).

Sincerely,

/s/Joseph A. Householder

Joseph A. Householder

Senior Vice President,

Controller and Chief Accounting Officer

Cc:

Adam Phippen

Staff Accountant

Securities and Exchange Commission

Donald E. Felsinger

Executive Chairman

Sempra Energy

Debra L. Reed

Chief Executive Officer

Sempra Energy

Mark A. Snell

Executive Vice President and Chief Financial Officer

Sempra Energy

Bruce Folkmann

Assistant Controller

Sempra Energy

Virginia S. Oliver

Director, Financial Reporting

Sempra Energy